March 3, 2025

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey
Jeff Kauten
Brittany Ebbertt
Kathleen Collins

Re:	CoreWeave, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 11, 2025
CIK No. 0001769628

Ladies and Gentlemen:

We are submitting this letter on behalf of CoreWeave, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 24, 2025 (the “Letter”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001769628) confidentially submitted by the Company to the Commission on February 11, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are filing a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

The Offering, page 15

1.	You state on page 18 that the shares of Class A common stock that will be outstanding after this offering excludes shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2024, and for which the performance-based vesting condition will be satisfied in connection with this offering. Please explain the exclusion of such shares considering they will have satisfied both vesting conditions and, therefore, will be issuable upon this offering, or revise your disclosures as necessary both here and on page 85.

U.S. Securities and Exchange Commission

March 3, 2025

In response to the Staff’s comment, the Company has revised pages 19 to 20, 89 and 92 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Revenue

Remaining Performance Obligations, page F-26

2.	We note from your revised disclosures in response to prior comment 6 that 49% and 50% of the remaining performance obligations as of December 31, 2023, and September 30, 2024, respectively, will be recognized over the subsequent 36-months beyond the initial 24-month period. To the extent the amount of revenue expected to be recognized in each of the years following the initial 24-month period varies significantly, please revise to provide quantitative or qualitative information that would be most appropriate for the remaining durations. Refer to ASC 606-10-50-13.

In response to the Staff’s comment, the Company has revised page F-25 of the Registration Statement to disclose more specific durations over which the Company expects to recognize revenue related to its remaining performance obligations.

* * * * * * *

U.S. Securities and Exchange Commission

March 3, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Aman Singh, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP

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